NIOGOLD

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Fold

Form of Proxy - Annual General Meeting to be held on Tuesday, January 20, 2009.

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**

6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

Fold

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 4:00 p.m., PST on Friday, January 16, 2009.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

Appointment of Proxyholder

I/We, being holder(s) of Niogold Mining Corp. hereby appoint: Michael Iverson, or failing him **Toby Lim,**

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Niogold Mining Corp. to be held at 1600 – 609 Granville Street, Vancouver, BC V7Y 1C3 on Tuesday, January 20, 2009 at 10:00 a.m. and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	**Against**
1. **Number of Directors** To determine the number of Directors at four (4).	☐	☐

2. **Election of Directors**

	For	**Withhold**		**For**	**Withhold**		**For**	**Withhold**
01. Michael Iverson	☐	☐	02. Rock Lefrancois	☐	☐	03. Michele N. Marrandino	☐	☐
04. Toby Lim	☐	☐						

Fold

	For	**Withhold**
3. **Appointment of Auditors** Appointment of Robert Bishop, Chartered Accountant as Auditor of the Company for the ensuing year and authorizing the Directors to fix his remuneration.	☐	☐

	For	**Against**
4. **Company's Stock Option Plan** To approve the Company's stock option plan, as amended, as set out under the heading "Re-Approval/Amendment of Rolling Stock Option Plan" in the Information Circular.	☐	☐

	For	**Against**
5. **Re-pricing of Granted Stock Options** To consider and, if deemed advisable, approve by ordinary resolution of disinterested shareholders the Company's proposed re-pricing of previously granted stock options to certain insiders and further proposed amendments thereto, as set out under the heading "Re-Pricing and Amendment of Options" in the Information Circular.	☐	☐

	For	**Against**
6. **Transaction of Other Business** To transact such other business as may properly come before the Meeting or any adjournment thereof.	☐	☐

Fold

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.